Filed by Oplink Communications, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company:    Oplink Communications, Inc.
Commission File No. 000-31581

Oplink Communications, Inc. filed an announcement of participation in a conference call with the financial community to be held on July 29, 2002, under cover of a Current Report on Form 8-K on July 25, 2002.

The above-referenced Current Report on Form 8-K contained the following summary description of the proposed conference call with Avanex Corporation:

On Monday, July 29, 2002, Oplink’s Chief Executive Officer, Fred Fromm, will join Paul Engle, Chief Executive Officer of Avanex Corporation (“Avanex”), in a conference call with the financial community. Mr. Engle will begin the call at 4:30 p.m. EDT to discuss Avanex’s fourth-quarter earnings. Following this discussion, Mr. Fromm will join Mr. Engle on the conference call to address the merger of Oplink and Avanex.

The number for the conference call is 888-935-0259. The password is “Photonics.” A replay of the conference call will be available through August 5 at 402-998-1437.

About Oplink

Oplink designs, manufactures and markets fiber optic networking components and integrated optical subsystems that expand optical bandwidth, amplify optical signals, monitor and protect wavelength performance and redirect light signals within an optical network. Oplink offers a broad line of products that increase the performance of optical networks and enable service providers and optical system manufacturers to provide flexible and scalable bandwidth to support the exponential increase of data traffic on the Internet. Oplink supplies products worldwide to telecommunications equipment providers.

Oplink was incorporated in 1995 and is headquartered in San Jose, California. Oplink’s primary manufacturing facility is in Zhuhai, China. Oplink also has a research and development facility in Shanghai, China.

To learn more about Oplink, visit its web site at: www.Oplink.com.

Additional information about the merger and where to find it

Avanex has filed a registration statement on Form S-4 in connection with the proposed merger with Oplink, and Avanex and Oplink have mailed a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Avanex and Oplink are urged to read the joint proxy statement/prospectus because it will contain important information about Avanex, Oplink and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus at the SEC’s web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained from Avanex and Oplink. In addition to the registration statement on Form S-4 that has been filed by Avanex in connection with the transaction, and the joint proxy statement/prospectus that has been mailed to the stockholders of Avanex and Oplink in connection with the transaction, each of Avanex and Oplink file annual, quarterly and special reports, proxy and information statements, and other information with the SEC. Investors may read and copy any of these reports, statements and other information at the SEC’s public reference rooms located at 450 5th Street, N.W., Washington, D.C., 20549, or any of the SEC’s other public reference rooms. Investors should call the SEC at 1-800-SEC-0330 for further information on these public reference rooms. The reports, statements and other information filed by Avanex and Oplink with the SEC are also available for free at the SEC’s web site at www.sec.gov. A free copy of these reports, statements and other information may also be obtained from Avanex and Oplink.

Avanex, Oplink and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Avanex and Oplink in favor of the merger. A description of the interests of Avanex’s executive officers and directors in Avanex is set forth in the proxy statement for Avanex’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on September 17, 2001. A description of the interests of Oplink’s executive officers and directors in Oplink is set forth in the proxy statement for Oplink’s 2001 Annual Meeting of Stockholders, which was filed with the SEC on October 5, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Avanex’s and Oplink’s executive officers and directors in the merger by reading the registration statement on Form S-4 as filed by Avanex with the SEC on July 15, 2002, and the joint proxy statement/prospectus.

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